

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

April 26, 2011

Via Facsimile and U.S. Mail

Mr. Steven L. Relis
Chief Financial Officer
Sanomedics International Holdings, Inc.
80 SW 8th Street, Suite 2180
Miami, Florida 33130

> **Re:** **Sanomedics International Holdings, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed April 14, 2011**
> **File No. 000-54167**

Dear Mr. Relis:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2010

Item 9A. Controls and Procedures, page 32

1.	We note that from your Amendment 4 to Form 10 filed on April 11, 2011 that you restated your financial statements as of and for the nine months September 30, 2011 related to improper revenue recognition for a reseller arrangement. Please explain to us how management considered this restatement of your financial statements in concluding that your disclosure controls and procedures were effective as of December 31, 2010.

Item 8. Financial Statements and Supplementary Data

Note 2. Summary of Significant Accounting Policies, page F-6

Patents, page F-8

2.	We note your disclosure that you will begin amortizing certain patent assets as of January 1, 2011. Please explain to us how you determine when to begin amortizing your patent assets.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tara Harkins, Staff Accountant, at (202) 551-3639 or me at (202) 551-3643 if you have questions regarding these comments. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief